

Mail Stop 4561

September 19, 2017

Terry Wang
Chief Financial Officer
21Vianet Group, Inc.
M5, 1 Jiuxianqiao East Road
Chaoyang District, Beijing, the People's Republic of China

     Re: **21Vianet Group, Inc.**
             Form 20-F for the Fiscal Year Ended December 31, 2016
             Filed April 12, 2017
             File No. 001-35126

Dear Mr. Wang:

We have reviewed your August 30, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2017 letter.

Item 5. Operating and Financial Review and Prospects, page 70

1.   In your response to prior comment 1, you mention certain recent events in 2017 such as loss of certain customers and your "clean-up" of long-aging receivables that are no longer deemed as collectible. Please ensure that you discuss in the MD&A of your future filings the impact of these events have had and are reasonably likely to have on your financial condition, operating performance and liquidity, to the extent material. Refer to Item 5.D of Form 20-F and Sections III.B.3 and IV.B.1 of SEC Release No. 33-8350.

Critical Accounting Policies

Goodwill, page 84

2.   We note your response to prior comment 5. Please help us better understand why the percentage by which the fair value of your MNS reporting unit exceeded its carrying value increased from 8% at October 31, 2016 to 14% at December 31, 2016 while your market capitalization had decreased during that period. Tell us the valuation method(s) used in determining the fair value of your MNS unit as of December 31, 2016 and describe the qualitative factors you considered in determining the fair value of your MNS reporting unit including why these factors were reasonable. In addition, please provide us with the reconciliations of the total fair value of your reporting units to your market capitalization at December 31, 2016 and June 30, 2017, respectively.

        You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief/
                                        Office of Information Technologies
                                        and Services

cc: Will Cai, Esq., Partner
Skadden, Arps, Slate, Meagher & Flom LLP